UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2023

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On September 19, 2023, NeuroSense Therapeutics Ltd. (the “Company”) issued a press release announcing that the European, Japan, and Israel Patent Offices have granted the Company a key patent relating to “Compositions comprising an anti-inflammatory drug and a dicer activator for use in treatment of neuronal diseases.” A copy of the press release is filed herewith as Exhibit 99.1.

This Report on Form 6-K (other than the paragraph immediately preceding the heading “About NeuroSense” in Exhibit 99.1) is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-269306) and Form S-8 (File No. 333-262480), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer

Date: September 19, 2023

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